Exhibit 3(ii).1
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The Bylaws of Houston Operating Company were amended by action of the Board of
Directors on January 19, 2005. Accordingly, Section 2.12 was deleted and replaced in full by the following:

SECTION 2.12 Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a written consent, setting forth the action so taken, shall be signed by shareholders holding that number of shares necessary to approve such action. Meetings of shareholders by use of conference telephone or similar communications equipment may also be held as more specifically described in
Section 3.10 of these Bylaws.